U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                        SEC FILE NUMBER
                                                          000-27869
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                                                         CUSIP NUMBER
                                                         0526773 10 0
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                                  (Check One):


     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [] Form 10-QSB [ ] Form N-SAR
                   [X] Form 10-KSB

                    For the Fiscal Year Ended: June 30, 2001

                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                           For the Transition Period Ended:  ______________


_________________________

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

_________________________

Part I--Registration Information
_________________________

         Full Name of Registrant: Authoriszor Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                                Authoriszor Inc.
                           Windsor House-Cornwall Rd.
                    Harrogate, North Yorkshire, U.K. HG1 2PW
                          (City, Country and Zip Code)

Part II--Rules 12b-25 (b) and (c)
_________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative
_________________________

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001 (the "Form 10-KSB") cannot be filed within the prescribed period as a result of the audited financial statements not having been completed within the required timeframe for filing of the Form 10-KSB.

Part IV--Other Information
_________________________

     (1) Name and telephone number of person to contact in regard to this notification

          Andrew Cussons        011-44-1423-730-300
             (Name)               (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes    [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X]  Yes    [ ]  No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                See Attachment IV

                                Authoriszor Inc.
                  (Name of Registrant as specified in charter)

         The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  October 1, 2001                By:      /s/ Andrew Cussons
                                         -------------------------------------
                                          Andrew Cussons
                                          Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_________________________

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

_________________________

                                  ATTACHMENT IV

     The Company expects to report a net loss for the period ended June 30, 2001(the "Current Fiscal Year") in excess of $16 million, compared to a net loss for the previous year of $5.4 million. The increased loss is due primarily to
(i) factors similar to those discussed in the Company's Form 10-QSB, dated May 15, 2001 for the quarter ended March 31, 2001, with respect to the first nine months of the Current Fiscal Year and (ii) additional expenses incurred in the fourth quarter of the Current Fiscal Year related to the closing of the Company's U.S. office.